                                              -------------------------------
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


         Seagate Software Information Management Group Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                Not applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 8 Pages

SEC 1745 (3-98)

CUSIP No.   Not Applicable
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          New SAC, a Cayman Islands limited company
          98-0230396
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization       Cayman Islands
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power          0
Shares           ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power        75,001,000*
Owned by Each    ---------------------------------------------------------------
Reporting        7.   Sole Dispositive Power     0
Person With:     ---------------------------------------------------------------
                 8.   Shared Dispositive Power   75,001,000*
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          75,001,000*
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)      99.6 %
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)    CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------
     * Represents 75,001,000 shares of Seagate Software Information Management Group, Inc. common stock held by Seagate Software (Cayman) Holdings, a Cayman Islands limited company ("Software Holdings"). Software Holdings is a wholly-owned subsidiary of New SAC.

                               Page 2 of 8 Pages

CUSIP No.   Not Applicable
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Seagate Software (Cayman) Holdings, a Cayman Islands limited company
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization
--------------------------------------------------------------------------------
Number of        5.   Sole Voting Power          0
Shares           ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power        75,001,000*
Owned by Each    ---------------------------------------------------------------
Reporting        7.   Sole Dispositive Power     0
Person With:     ---------------------------------------------------------------
                 8.   Shared Dispositive Power   75,001,000*
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          75,001,000*
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)       99.6 %
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------
     * Represents 75,001,000 shares of Seagate Software Information Management Group, Inc. (the "Issuer") common stock held by Seagate Software (Cayman) Holdings ("Seagate Holdings"). Seagate Holdings is a wholly-owned subsidiary of New SAC.

                               Page 3 of 8 Pages

Item 1.

   (a) Name of Issuer: Seagate Software Information Management Group Holdings, Inc.

   (b)   Address of Issuer's Principal Executive Offices:

         895 Emerson Street
         Palo Alto, CA 94301

Item 2.

   (a)   Name of Person(s) Filing: New SAC and Seagate Software (Cayman)
         Holdings

   (b)   Address of Principal Business Office or, if none, Residence:

         New SAC
         Maples & Calder
         Ugland House, PO Box 309
         Georgetown, Grand Cayman
         Cayman Islands, British West Indies

         Seagate Software (Cayman) Holdings
         [insert address and phone]

   (c)   Citizenship:

         New SAC -- Cayman Islands
         Maples & Calder
         Ugland House, PO Box 309
         Georgetown, Grand Cayman
         Cayman Islands, British West Indies

         Seagate Software (Cayman) Holdings ("Seagate Holdings") -- Cayman
         Islands

   (d)   Title of Class of Securities:  Common Stock

   (e)   CUSIP Number :  Not applicable

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)   Amount of beneficially owned:    75,001,000

   (b)   Percent of class:   99.6% (percentage ownership is calculated based on
                             75,284,424 shares of common stock outstanding as of December 31, 2000)

   (c)   Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:     0

         (ii)  Shared power to vote or to direct the vote:   75,001,000

         (iii) Sole power to dispose or to direct the disposition of:  0

         (iv)  Shared power to dispose or to direct the disposition of:
               75,001,000/1/


     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class


-----------------------------
   /1/ Under certain circumstances, New SAC, the parent corporation of Seagate Holdings, would have to consent to the sale of shares of the issuer. Seagate Holdings is a wholly-owned subsidiary of New SAC.


                               Page 4 of 8 Pages

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         New SAC indirectly holds 99.6% of the outstanding capital stock of Seagate Software Information Management Group Holdings, Inc. ("Seagate Software"). Seagate Software is a wholly-owned subsidiary of Seagate Software (Cayman) Holdings, a Cayman Islands limited corporation ("Software Holdings"). Software Holdings is a wholly-owned subsidiary of New SAC. Seagate Holdings holds 75,001,000 shares, or 99.6%, of the outstanding common stock of Seagate Software. The executive officers and directors of New SAC are listed on Schedule I hereto.

        The following persons and entities constitute the principal officers, directors and shareholders of New SAC:

-----------------------------------------------------------------------------------------------------------
                                                                New SAC         New SAC        Percent of
                                                                ordinary       preferred        New SAC
Name and Address of Holder*                                    shares(1)       shares (1)    capital stock
-----------------------------------------------------------------------------------------------------------
Affiliates of Silver Lake Partners, L.P. (2)                      3,820,000       3,820,000
 c/o Silver Lake Partners, L.P.
 2725 Sand Hill Road
 Menlo Park, California 94025
-----------------------------------------------------------------------------------------------------------
TPG SAC Advisors Corp. (3)                                        2,520,000       2,520,000
 c/o Texas Pacific Group
 301 Commerce Street - Suite 3300
 Fort Worth, Texas 76102
-----------------------------------------------------------------------------------------------------------
August Capital III, L.P. (4)                                      1,300,000       1,300,000
 2480 Sand Hill Road - Suite 101
 Menlo Park, California  94025
-----------------------------------------------------------------------------------------------------------
David J. Roux (2)
-----------------------------------------------------------------------------------------------------------
Stephen J. Luczo (5)
-----------------------------------------------------------------------------------------------------------
William D. Watkins (6)
-----------------------------------------------------------------------------------------------------------
Charles C. Pope (7)
-----------------------------------------------------------------------------------------------------------
William L. Hudson (8)
-----------------------------------------------------------------------------------------------------------
David Bonderman (3)
-----------------------------------------------------------------------------------------------------------
James G. Coulter (3)
-----------------------------------------------------------------------------------------------------------
James A. Davidson (2)
-----------------------------------------------------------------------------------------------------------
Glenn H. Hutchins (2)
-----------------------------------------------------------------------------------------------------------
David F. Marquardt (4)
-----------------------------------------------------------------------------------------------------------
John W. Thompson (9)
-----------------------------------------------------------------------------------------------------------

*Unless otherwise noted, the business address of each of the above persons or entities is c/o New SAC, 920 Disc Drive, Scotts Valley, California 95066

(1) Each of the listed shareholders owns ordinary shares, par value $0.0001 per share, with voting rights and preferred shares, liquidation preference $0.0001 per share, of New SAC and certain of the listed shareholders own ordinary shares, par value $0.0001 per share, without voting rights. The voting ordinary shares are the only class of New SAC outstanding share capital that have voting rights. Under New SAC's organizational documents, the non-voting ordinary shares are convertible at any time, at the option of their holders, into voting ordinary shares.

(2) The affiliates of Silver Lake Partners that own the ordinary and preferred shares of New SAC are Silver Lake Partners Caymans, L.P., Silver Lake Investors Caymans, L.P. and Silver Lake Investors Technology Caymans, L.P. In addition the affiliates of Integral Capital Partners own directly and indirectly through the entities affiliated with Sliver Lake Partners, L.P., a sufficient number ordinary and preferred shares of New SAC to exceed 5.0% interest

                               Page 5 of 8 Pages
     in the ordinary shares of New SAC. The general partner of Silver Lake Partners, L.P. is Silver Lake Technology Associates, L.L.C. David J. Roux is a managing member of Silver Lake Technology Associates, L.L.C. Silver Lake Technology Associates is a Delaware limited liability company, the managing members of which are James A. Davidson, Glenn H. Hutchins, David
     J. Roux and Integral Capital Partners. Messrs. Davidson, Hutchins and Roux are (1) Managing Directors of Silver Lake (Offshore) AIV GP Ltd., which is the sole general partner of Silver Lake Technology Associates Caymans, L.P., which is the sole general partner of each of Silver Lake Technology Associates Caymans, L.P., Silver Lake Investors Caymans, L.P. and Silver Lake Technology Investors Caymans, L.P., which own the ordinary and preferred shares of New SAC and (2) limited partners of Silver Lake Technology Associates Caymans, L.P. Messrs. Hutchins and Roux are also limited partners of Silver Lake Technology Associates Caymans, L.P. In addition, each of Messrs. Davidson, Hutchins and Roux are founders and partners of Silver Lake Partners, L.P., an affiliate of each of the Silver Lake funds. As a result of the above, Messrs. Davidson, Hutchins and Roux may be deemed to share beneficial ownership of the shares to be owned by the entities affiliated with Silver Lake Partners, L.P. Each of them disclaims this beneficial ownership.

(3) TPG SAC Advisors Corp. is an affiliate of Texas Pacific Group. Texas Pacific Group is a private investment firm headquartered in Fort Worth, Texas, which is managed by entities controlled by David Bonderman, James G. Coulter and William S. Price III. Messrs. Bonderman and Coulter are shareholders of TPG SAC Advisors Corp., which is the sole general partner of TPG SAC GenPar, L.P., which is the sole general partner of SAC Investments, L.P., which own the ordinary and preferred shares of New SAC. Messrs. Bonderman and Coulter are also shareholders of each of TPG Advisors III, Inc. and T 3 Advisors, Inc., each of which control the investment funds which are the limited partners of SAC Investments, L.P. In addition, David Bonderman, James G. Coulter, Justin T. Chang, John W. Marren and William S. Price are principals of Texas Pacific Group and are shareholders of TPG SAC Advisors Corp. As a result of the above, each of these individuals may be deemed to share beneficial ownership of the New SAC shares owned by SAC Investments, L.P. Each of them disclaims this beneficial ownership.

(4) The general partner of August Capital III, L.P. is August Capital Management III, LLC. The managing members of August Capital Management LLC are David F. Marquardt, John R. Johnston, Andrew L. Anker and Andrew S. Rappaport.

(5) Stephen J. Luczo is the Chief Executive Officer and a director of New SAC and is the Chairman and a Director of Seagate Software.

(6)  William J. Watkins is the President and a director of New SAC.

(7) Charles C. Pope is the Executive Vice President, Finance and Chief Financial Officer of New SAC.

(8) William L. Hudson is Senior Vice President, General Counsel and Corporate Secretary of New SAC.

(9) John W. Thompson is Chairman of the Board of Directors, President and Chief Executive Officer of Symantec Corporation.

The above-listed individuals and entities have entered into a shareholders' agreement with New SAC that provides, among other things, for the composition of
the board of directors of New SAC.   Silver Lake Partners have the right to
designate three New SAC board members, who initially were James A. Davidson, Glenn H. Hutchins and David J. Roux. Texas Pacific Group has the right to designate two New SAC board members , who initially were David Bonderman and James G. Coulter. One member of the New SAC board of directors is an executive officer of New SAC reasonably acceptable to a majority of the New SAC directors, who initially was William D. Watkins. The shareholders' agreement also provides that the Chief Executive Officer of New SAC, Stephen J. Luczo, is a member of the New SAC board of directors. One director is designated by, but cannot be a partner, controlling person or employee of, the Silver Lake Partners entities. Such New SAC director must also be approved by Texas Pacific Group and was initially John Thompson. The shareholders' agreement provides that the final member of the New SAC board of directors is to be selected by the remaining directors, and initially was David F. Marquardt.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable


                               Page 6 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                                     February 14, 2001
                                          --------------------------------------
                                                            Date



                                          /s/ William L. Hudson
                                          --------------------------------------
                                          William L. Hudson
                                          Senior Vice President, General Counsel
                                          and Corporate Secretary of New SAC
                                          and Seagate Software (Cayman) Holdings



                               Page 7 of 8 Pages

                                  Schedule I
                      Executive Officers and Directors of
                   New SAC, a Cayman Islands limited company

-----------------------------------------------------------------------------------------------------------------------------
Name                                     Position with Reporting Person             Address
-----------------------------------------------------------------------------------------------------------------------------
David J. Roux                            Chairman of the Board of Directors and     Silver Lake Partners, L.P.
                                         Director                                   2725 Sand Hill Road
                                                                                    Menlo Park, California 94025
-----------------------------------------------------------------------------------------------------------------------------
Stephen J. Luczo                         Chief Executive Officer and Director       New SAC
                                                                                    920 Disc Drive
                                                                                    Scotts Valley, California 95066
-----------------------------------------------------------------------------------------------------------------------------
William D. Watkins                       President, Chief Operating Officer and     New SAC
                                         Director                                   920 Disc Drive
                                                                                    Scotts Valley, California 95066
-----------------------------------------------------------------------------------------------------------------------------
Charles C. Pope                          Executive Vice President, Finance and      New SAC
                                         Chief Financial Officer                    920 Disc Drive
                                                                                    Scotts Valley, California 95066
-----------------------------------------------------------------------------------------------------------------------------
William L. Hudson                        Senior Vice President, General Counsel     New SAC
                                         and Corporate Secretary                    920 Disc Drive
                                                                                    Scotts Valley, California 95066
-----------------------------------------------------------------------------------------------------------------------------
David Bonderman                          Director                                   Texas Pacific Group
                                                                                    301 Commerce Street - Suite 3300
                                                                                    Fort Worth, Texas 76102
-----------------------------------------------------------------------------------------------------------------------------
James G. Coulter                         Director                                   Texas Pacific Group
                                                                                    301 Commerce Street - Suite 3300
                                                                                    Fort Worth, Texas 76102
-----------------------------------------------------------------------------------------------------------------------------
James A. Davidson                        Director                                   Silver Lake Partners, L.P.
                                                                                    2725 Sand Hill Road
                                                                                    Menlo Park, California 94025
-----------------------------------------------------------------------------------------------------------------------------
Glenn H. Hutchins                        Director                                   Silver Lake Partners, L.P.
                                                                                    2725 Sand Hill Road
                                                                                    Menlo Park, California 94025
-----------------------------------------------------------------------------------------------------------------------------
David F. Marquardt                       Director                                   August Capital III, L.P. (4)
                                                                                    2480 Sand Hill Road - Suite 101
                                                                                    Menlo Park, California  94025
-----------------------------------------------------------------------------------------------------------------------------
John W. Thompson                         Director                                   Symantec Corporation
-----------------------------------------------------------------------------------------------------------------------------


                               Page 8 of 8 Pages